FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2006

Goldcorp Inc.
(Translation of registrant’s name into English)

Suite 1560, 200 Burrard Street
Vancouver, British Columbia V6C 3L6 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
By:	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Director, Legal and Assistant Corporate Secretary

Date:   August 10, 2006

Suite 1560 – 200 Burrard St. Vancouver, BC, V6C 3L6 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG

SECOND QUARTER EARNINGS NEARLY DOUBLED TO $190 MILLION FROM Q2 2005
(All figures are in US dollars unless stated otherwise)
Vancouver, British Columbia — August 10, 2006 — GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to announce its second quarter results, highlights of which are:
•	Net earnings nearly doubled to $190.4 million ($0.50 per share), compared with $98.0 million ($0.30 per share) in 2005. Adjusted for certain non-cash items(1)(2), net earnings amounted to $136.9 million ($0.36 per share) for the quarter.

•	Operating cash flows increased 46% to $240.1 million ($0.63 per share), compared with $163.9 million ($0.50 per share) in 2005. (2).

•	On May 12, 2006, Goldcorp closed on the agreement with Barrick Gold Corporation to acquire Placer Dome Inc’s (“Placer Dome”) Canadian operations and other assets for cash of approximately $1.6 billion. These operations are included in Goldcorp’s operating results for the period from May 12, 2006 to June 30, 2006.

•	Gold production increased 35% to 378,500 ounces, compared with 281,000 ounces in 2005.

•	Gold sales were 398,700 ounces, compared with 267,400 ounces in 2005, excluding second quarter 2005 gold sales of 275,700 ounces in gold bullion inventory.

•	Total cash costs were minus $123 per ounce (net of by-product copper and silver credits) (2005, $52 per ounce). (2)

•	On June 9, 2006, Goldcorp closed on the early warrant exercise transaction. Proceeds received during the quarter were approximately $455 million, which were subsequently used to repay credit facilities drawn down to fund the acquisition of Placer Dome assets.
(1)	Non- cash items include $61 million related to the dilution gain realized on the Silver Wheaton C$200 million public offering to non-controlling interests and $7.6 million, net of tax, non-hedge derivative losses.

(2)	The Company has included certain non-GAAP performance measures throughout this document.
For the six months to June 30, 2006, net earnings increased to $282.8 million ($0.78 per share), adjusted for certain non-cash items, net earnings amounted to $229.3 million ($0.63 per share), compared with $127.5 million ($0.44 per share) in 2005. Operating cash flows increased to $314.5 million ($0.87 per share), compared with $244.1 million ($0.84 per share) in 2005. Gold production totalled 673,600 ounces in 2006 compared with 556,400 ounces in 2005. Gold sales increased to 687,100 ounces at a total cash cost of minus $108 per ounce, compared with 484,900 ounces, excluding gold sales of 275,700 in gold bullion inventory, at a total cash cost of $64 per ounce in 2005.

Ian Telfer, President and Chief Executive Officer of Goldcorp, said, “Goldcorp’s strong quarterly results are indicative of the Company’s ability to increase gold production, deliver solid earnings and cash flows and remain as one of the lowest cash cost producers in the industry. The integration of the recently acquired operations is proceeding smoothly and synergy optimization plans are in progress. We will continue our aggressive plans to create value for shareholders through strategic acquisitions and capital investments that enhance our long-term production profile.”
A conference call will be held Thursday, August 10th at 5:00 p.m. (ET) to discuss these results. You may join the call by dialing toll free 1-877-888-3855, or for calls from outside Canada and the U.S. dial (416) 695-6622.
You can listen to a recorded playback of the call after the event until September 10th by dialing 1-888-509-0081 or (416) 695-5275. A live and archived audio webcast will also be available at www.goldcorp.com.
Goldcorp is one of the world’s lowest cost and fastest growing multi-million ounce gold producers with operations throughout the Americas and Australia. Gold production in 2006 is expected to approximate 1.8 million ounces on an annualized basis, at a total cash cost of less than $100 per ounce. In the second half of 2006, production is expected to be 950,000 ounces. The Company does not hedge its gold production.
Cautionary Note Regarding Forward Looking Statements
This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business — Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2005, available on SEDAR at www.sedar.com, and Form 40-F for the year ended December 31, 2005 on file with the United States Securities and Exchange Commission in Washington, D.C. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
For further information, please contact:
Melanie Pilon
Director, Investor Relations
Goldcorp Inc.
Telephone: 604-696-3024
Fax: (604) 696-3001
e-mail: info@goldcorp.com
website: www.goldcorp.com